SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

QUIKBYTE SOFTWARE, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74838 K 405
(CUSIP Number)
Glenn L. Halpryn
4400 Biscayne Boulevard
Suite 950
Miami, Florida 33137
Telephone: (305) 573-4112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74838 K 405	13D/A	Page	2	of	9	Pages

1	NAME OF REPORTING PERSONS Glenn L. Halpryn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		864,173.7 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,965,330 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		864,173.7 (1)

WITH	10	SHARED DISPOSITIVE POWER

17,184,228 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,829,503.7 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4% (3)

14	TYPE OF REPORTING PERSON

IN
(1) Does not include options to purchase 40,000 shares of Common Stock (as defined herein) which are not exercisable within sixty days.
(2) Includes 17,184,228 shares of Common Stock held of record by LLC (as defined herein), of which Mr. Halpryn is a member and the manager, and 781,102 shares of Common Stock held of record by IVC Investors, LLLP, a Florida limited liability limited partnership (“IVC”), in which Mr. Halpryn has an interest. Mr. Halpryn disclaims beneficial ownership of the Common Stock held by LLC and IVC, except to the extent of his pecuniary interest therein.
(3) The percentage of beneficial ownership is based upon 225,084,127 shares of Common Stock outstanding as of September 21, 2009, as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on September 22, 2009.

CUSIP No.	74838 K 405	13D/A	Page	3	of	9	Pages

1	NAME OF REPORTING PERSONS Steven Jerry Glauser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,108,619.4

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,184,228 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,108,619.4

WITH	10	SHARED DISPOSITIVE POWER

17,184,228 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,292,847.4 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5% (2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 17,184,228 shares of Common Stock held of record by LLC, of which Mr. Glauser is a member. Mr. Glauser disclaims beneficial ownership of the Common Stock held by LLC, except to the extent of his pecuniary interest therein.
(2) The percentage of beneficial ownership is based upon 225,084,127 shares of Common Stock outstanding as of September 21, 2009, as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on September 22, 2009.

CUSIP No.	74838 K 405	13D/A	Page	4	of	9	Pages

1	NAME OF REPORTING PERSONS Halpryn Group VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,184,228

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		17,184,228

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%(1)

14	TYPE OF REPORTING PERSON

	OO
(1) The percentage of beneficial ownership is based upon 225,084,127 shares of Common Stock outstanding as of September 21, 2009, as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on September 22, 2009.

CUSIP No.	74838 K 405	13D/A	Page	5	of	9	Pages
AMENDMENT NO. 2 TO 13D
     This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends and supplements certain Items of the Schedule 13D filed by Mr. Glenn L. Halpryn (“Halpryn”) and Mr. Steven Jerry Glauser (“Glauser”) with the Securities and Exchange Commission (the “SEC”) on June 23, 2008, as amended by Amendment No. 1 thereto filed by Halpryn and Glauser with the SEC on July 7, 2008 (together, the “Original 13D”) with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of QuikByte Software, Inc., a Colorado corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.
ITEM 1. Security and Issuer.
     Item 1 is hereby amended to add the following:
     The principal executive offices of the Issuer are located at 6042 Cornerstone Ct. West, Suite B, San Diego, CA 92121.
ITEM 2. Identity and Background.
     Item 2 is hereby amended in its entirety to read as follow:
     (a) This Second Amendment is filed jointly by Mr. Glenn L. Halpryn (“Halpryn”), Mr. Steven Jerry Glauser (“Glauser” and, each of Halpryn and Glauser, a “Reporting Person” and, together, the “Reporting Persons”), and Halpryn Group VI, LLC, a manager-managed Florida limited liability company (“LLC”). Halpryn is the manager of LLC. Each Reporting Person further states as to himself and LLC states as to itself:
     (b) Each of Halpryn and LLC have a business address of 4400 Biscayne Boulevard, Suite 950, Miami, Florida 33137. Glauser has a business address of 1400 16th Street, Suite 510, Denver, Colorado 80202.
     (c) Each of Halpryn and Glauser is an investor as his principal occupation. The principal business of LLC is making and holding investments.
     (d) Such Reporting Person and LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Such Reporting Person and LLC has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of Halpryn and Glauser is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended to add the following:
     The source of funds for the acquisition of the Common Stock owned by LLC was from the working capital of LLC.
ITEM 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:

CUSIP No.	74838 K 405	13D/A	Page	6	of	9	Pages
     On September 18, 2009, LLC entered into a Stock Purchase Agreement with the Issuer (the “Stock Purchase Agreement”) pursuant to which it purchased 17,184,228 shares of Common Stock from the Issuer for $770,000, or approximately $0.0448 per share, as part of a private placement of $2.0 million of Common Stock (the “Private Placement”). The closing of the Private Placement was a condition to the closing of the merger (the “Merger”) of Sorrento Merger Corp., Inc., a Delaware corporation wholly-owned subsidiary of the Issuer (“Merger Sub”), with and into Sorrento Therapeutics, Inc., a Delaware corporation (“Sorrento”), pursuant to that certain Merger Agreement, dated July 14, 2009, as amended (the “Merger Agreement”), by and among the Issuer, Sorrento, Merger Sub, Stephen Zaniboni, as Stockholders’ Agent thereunder, and Halpryn, as Parent Representative thereunder. The closing of the Private Placement occurred on September 18, 2009. The closing of the Merger occurred on September 21, 2009.
     The acquisition of Common Stock by LLC pursuant to the Stock Purchase Agreement was for investment purposes. Except as set forth herein, neither the Reporting Persons nor LLC have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibits 99.6 hereto and incorporated in this report by reference.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended in its entirety to read as follows:
     (a) and (b) The Reporting Persons and LLC may be deemed to beneficially own shares of Common Stock as follows:

				Percentage of
	Number of Shares of			Outstanding Shares
	Common Stock	Sole or Shared	Sole or Shared	of Common
Name	Beneficially Owned	Voting Power	Dispositive Power	Stock(1)
Glenn L. Halpryn	864,173.7 (2)	Sole	Sole	0.4%
	17,965,330	Shared(3)	Shared(3)	8.0%
Total:	18,829,503.7 (2)			8.4%
Steven Jerry Glauser	4,108,619.4	Sole	Sole	1.8%
	17,184,228	Shared(4)	Shared(4)	7.6%
Total:	21,292,847.4			9.5%
Halpryn Group VI, LLC	17,184,228	Shared	Shared	7.6%

(1)	The percentage of beneficial ownership is based upon 225,084,127 shares of Common Stock outstanding as of September 21, 2009, as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on September 22, 2009.

(2)	Does not include options to purchase 40,000 shares of Common Stock which are not exercisable within sixty days.

(3)	Includes 17,184,228 shares of Common Stock held of record by LLC, of which Mr. Halpryn is a member, and 781,102 shares of Common Stock held of record by IVC, in which Mr. Halpryn has an interest. Mr. Halpryn disclaims beneficial ownership of the Common Stock held by LLC and IVC, except to the extent of his pecuniary interest therein.

(4)	Includes 17,184,228 shares of Common Stock held of record by LLC, of which Mr. Glauser is a member. Mr. Glauser disclaims beneficial ownership of the Common Stock held by LLC, except to the extent of his pecuniary interest therein.
     (c) The information contained in Item 4 of this Second Amendment is hereby incorporated by reference in this Item 5(c).
     (d) No person (other than each of the Reporting Persons and LLC) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of such Reporting Persons and LLC.

CUSIP No.	74838 K 405	13D/A	Page	7	of	9	Pages
     (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended to add the following:
     In connection with the Merger, the Reporting Persons each entered into lock-up agreements with the Issuer in respect of their shares of Common Stock. In addition, LLC entered into a lock-up agreement with the Issuer in respect of its shares of Common Stock in connection with its execution of the Stock Purchase Agreement. The lock-up agreements provide that each of the Reporting Persons’ and LLC’s shares of Common Stock may not be sold, directly or indirectly, for a period of 24 months following consummation of the Merger, subject to certain exceptions. The Form of Lock-Up Agreement is attached hereto as Exhibit 99.7 and incorporated herein by this reference.
     In his capacity as Parent Representative under the Merger Agreement, Halpryn is a party to that certain Escrow Agreement, dated September 21, 2009 (the “Escrow Agreement”), by and among the Issuer, the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (the “Escrow Agent”), pursuant to which ten percent of the shares of Common Stock issued in the Merger to the former holders of shares of Sorrento common stock (the “Escrow Shares”) are being held in escrow by the Escrow Agent to satisfy indemnification obligations of Sorrento, if any, under the Merger Agreement. In the event of any such indemnification obligations, certain portions of the Escrow Shares may be returned to the Issuer. The holders of such Escrow Shares retain voting control over such shares during the term of the Escrow Agreement, unless such shares are returned to the Issuer, and Halpryn has no voting or investment power over the Escrow Shares.
     In addition, Halpryn is a party to a Stock Option Agreement (the “Option Agreement”) with the Issuer regarding options to purchase 40,000 shares of Common Stock (the “Options”). The Options will vest on September 21, 2010, but, subject to certain exceptions, may not be exercised until September 21, 2011. The Options will terminate on the earlier of (i) the date that Halpryn ceases to serve as a director of the Company if he ceases to serve as director of the Company prior to September 21, 2010, (ii) September 21, 2019, or (iii) the liquidation or dissolution of the Issuer.
     The foregoing description of each of the lock-up agreements, the Escrow Agreement, and the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, Escrow Agreement and Form of Stock Option Agreement, as applicable, copies of which are filed as Exhibits 99.7, 99.8 and 99.9 hereto, respectively, and are incorporated in this report by reference.
ITEM 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended to add the following:

Exhibit
Number	Description

99.5	Joint Filing Agreement

99.6	Stock Purchase Agreement, dated September 18, 2009, by and among QuikByte Software, Inc. and the Investors listed on Exhibit A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.7	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.8	Escrow Agreement, dated September 21, 2009, by and among QuikByte Software, Inc., the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by the Issuer on September 22, 2009).

99.9	Form of Stock Option (incorporated herein by reference to Exhibit 10.11 to the Current Report on Form 8-K/A filed by the Issuer on September 22, 2009).

CUSIP No.	74838 K 405	13D/A	Page	8	of	9	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2009	/s/ Glenn L. Halpryn
Glenn L. Halpryn

Dated: September 22, 2009	/s/ Steven Jerry Glauser
Steven Jerry Glauser

Halpryn Group VI, LLC
Dated: September 22, 2009	By:	/s/ Glenn L. Halpryn
		Name:	Glenn L. Halpryn
		Title:	Manager

CUSIP No.	74838 K 405	13D/A	Page	9	of	9	Pages
EXHIBIT INDEX

Exhibit
Number	Description

99.5	Joint Filing Agreement

99.6	Stock Purchase Agreement, dated September 18, 2009, by and among QuikByte Software, Inc. and the Investors listed on Exhibit A thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.7	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on September 21, 2009).

99.8	Escrow Agreement, dated September 21, 2009, by and among QuikByte Software, Inc., the Stockholders’ Agent, the Parent Representative and Bank of America, N.A. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed by the Issuer on September 22, 2009).

99.9	Form of Stock Option (incorporated herein by reference to Exhibit 10.11 to the Current Report on Form 8-K/A filed by the Issuer on September 22, 2009).